Invictus' Acreage Pharms Receives Oil Extraction License From Health Canada

VANCOUVER, Aug. 7, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that its wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), has received an amended license from Health Canada, under the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), to include the production of bottled cannabis oil and cannabis resin, effective August 3, 2018.

Acreage Pharms' state-of-the-art closed-loop CO2 extraction process produces the highest-quality cannabis oils in the world. The system performs Subcritical and Supercritical Fluid Extraction utilizing high-pressure carbon dioxide to extract essential oils from botanicals, using specific temperatures and pressures to withdraw different components from plants. Through this extraction process, CBD and THC levels can be adjusted to ensure a diverse selection for consumers.

"We are building a robust portfolio of flower and oil products to satisfy consumer demand in both the medical and recreational markets," said Dan Kriznic, Chairman and CEO of Invictus. "Research shows CBD products are increasing in popularity, but the market is still unknown. We need to be able to adjust our product offerings as the market evolves over time."

Compared to solvent extractions, Acreage Pharms Supercritical CO2 extraction will be:

•	Non-Toxic and Non-Carcinogenic. Oils extracted using CO2 do not contain petroleum particles.
•	Safe. The system does not use potentially flammable or explosive petroleum-based solvents.
•	Carbon-Neutral and Environmentally Friendly. The system does not emit carbon.
•	Customizable. With a wide range of temperatures, pressures and flow rates to leverage, the system is capable of withdrawing full profiles of natural compounds found within cannabis.
•

Premium quality. The advanced system is used by top companies to extract coffee, vanilla, tea, fruit and nuts, omega-3 oils, fragrances, tobacco for e-cigarettes, hop-oil for beer, and high-grade cannabis oil.

Acreage Pharms' oil extraction and quality assurance program will be overseen by registered Pharmacist and Responsible Person in Charge, Chris Kooner, supported by a skilled technical team of PHD's and experienced cultivators.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(647) 828-9655

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, wholesale, international, Licensed Producer to Licensed Producer and retail.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by the end of 2018 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medial, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo pursuant to the exercise of the Option, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising the Option and obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company,. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CNW 09:30e 07-AUG-18